FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of October, 2003  (Report No. 4)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F X        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

Press Release: IsraCard Invests $ 2.5 Million in StoreNext Israel - Retalix's B2B Marketplace Initiative. Dated October 28, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     Retalix Limited
                                                     (Registrant)
Date: October 28, 2003.                              /s/ Guy Geri
                                                     ------------------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: IsraCard Invests $ 2.5 Million in StoreNext Israel - Retalix's B2B Marketplace Initiative. Dated October 28, 2003.

                                  EXHIBIT 10.1


Contact Information:

CCG                                                       Retalix Ltd.
15300 Ventura Boulevard, Suite 303                        Barry Shaked, CEO
Sherman Oaks, CA  91403                                   Danny Moshaioff, CFO
(818) 789-0100                                            Retalix Ltd.
Crocker Coulson, Partner                                  (011) 972-9-776-6677
crocker.coulson@ccgir.com

FOR IMMEDIATE RELEASE

              IsraCard Invests $ 2.5 Million in StoreNext Israel -
                      Retalix's B2B Marketplace Initiative

                         The leading credit card company
                      acquires 13% of the StoreNext Group,
                      which provides e-commerce services to
                        the Israeli food retail industry

Raanana, Israel, October 28, 2003 - Retalix Ltd. (Nasdaq: RTLX) today announced that IsraCard Ltd., Israel's leading credit card company and a subsidiary of Bank Hapoalim, has signed an agreement to make an equity investment in the StoreNext Israel Group, which provides information and e-commerce services to the Israeli food retail industry.

According to the agreement, IsraCard will acquire 13% of Store-Alliance Ltd. (the StoreNext Israel Group) for an investment of $2.5 million, which reflects a $16.9 million valuation for StoreNext Israel Group. Other shareholders in StoreNext Israel Group are Retalix, the Central Bottling Company (Coca-Cola Israel) and Discount Investment Corporation (DIC).

The StoreNext Israel Group (StoreAlliance Ltd.) includes four companies:
StoreNext Ltd., which provides information and retail management services to independent retailers; Tradanet, which provides EDI messaging services to suppliers and retailers; IREX, which has set up a web-based retail exchange for suppliers and supermarket chains; and CellTime, which provides solutions for selling pre-paid cellular air time at retail points of sale.

Yoram Sagy, CEO of StoreNext Israel, said: "With IsraCard as a partner, StoreNext can now offer its customers a wide variety of financial services, including transaction clearing and settlement, supplier credit and financing."

Haim Krupsky, IsraCard General Manager, said the credit card company sees the investment in StoreNext Israel as a strategic partnership. "StoreNext has already made its mark on the evolving e-business field in Israel. Our investment in the company enables us to take part in this field and to lead the Israeli credit card industry into the B2B era," said Krupsky. "Joining forces with leading partners like Retalix in the retail technology market, Coca-Cola Israel in the food industry and Discount Investment Corporation reinforces our faith in the future of B2B in Israel."

Barry Shaked, Retalix CEO and Chairman of StoreNext, said: "Following the investments of Coca-Cola Israel and Discount Investment Corporation in StoreNext, we have now achieved another milestone. With IsraCard as a partner, the status of the StoreNext Group is even stronger in Israel. Since IsraCard is a leading player in the Israeli financial arena, StoreNext will now be able to offer not only information, retail management and trading services, but also a wide range of financial services to the growing community of retailers and suppliers."

About StoreNext Israel
The StoreNext Israel Group (StoreAlliance Ltd.) provides information, retail management and B2B electronic commerce services to Israel's leading retail chains, independent supermarkets and suppliers.
Approximately 500 grocery stores, independent supermarkets and small chains are connected to StoreNext and enjoy a variety of online information and management services, including accounting, loyalty club management, chain management, fast credit card and cheque validation etc.
Stores which are connected to StoreNext are spread throughout Israel and have customers from all sectors of the population. The daily sales data from StoreNext community stores are accumulated at the StoreNext computing center, thus providing suppliers with immediate information on sales in the independent market, and enabling them to respond quickly to changes in sales and out of stock situations, and to monitor the impact of promotions and advertising campaigns in real time.
In addition, StoreNext operates the Tradanet messaging network, which is used by Israel's leading supermarket chains, Supersol and Blue Square, in addition to independent retailers to exchange EDI messages with hundreds of suppliers of food and consumer products. These messages include orders, advanced shipment notices, invoices, sales reports and other information.
StoreNext web site (Hebrew only): www.StoreNext.co.il

About IsraCard
Isracard is a fully-owned subsidiary of Bank Hapoalim, Israel's largest banking group. Isracard was founded in 1975 and is Israel's leading credit card company. Isracard has some 100 thousand merchant agreements and approximately 2 million credit card holders.
Isracard is continually developing and implementing advanced technologies to widen the variety of its products, and to improve customer service. The company is developing new activities in various areas, including P2P and B2B, which the current partnership is a major basis for its further development

About StoreNext USA
StoreNext Retail Technologies LLC is the No. 1 supplier of retail technology to independent grocers and small chains in North
America. Based in Plano, Texas, StoreNext is a joint venture of Retalix Ltd. (NASDAQ: RTLX) and Fujitsu Transaction Solutions Inc.and markets Fujitsu POS hardware, Retalix's ISS45 POS software and Internet Connected Services for managing stores via Web-enabled applications. StoreNext is the only retail IT company focused exclusively on meeting the needs of this wholesaler-served market with packaged solutions that were previously available, affordable or practical only for large chains. Web site: www.storenext.com

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that supports a food retailer's essential retailing operations and enables retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 20,000 stores and quick service restaurants across 45 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries.The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to anticipated demand for fianancial services by StoreNext Israel customers,, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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